VIA EDGAR SUBMISSION

Mr. John Coleman and Mr. Gus Rodriguez
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

November 14, 2022

Re:	Alpha Metallurgical Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed March 7, 2022
File No. 001-38735

Dear Mr. Coleman and Mr. Rodriguez,

Below please find our response to the comments set forth in a letter dated October 31, 2022 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). References to the “Company,” “Alpha,” “we,” “us” and “our” in this letter refer to Alpha Metallurgical Resources, Inc. and its consolidated subsidiaries, unless otherwise indicated. For your convenience, we have restated below in bold the comments verbatim from the Letter and have supplied our responses immediately thereafter.

Form 10-K for the year ended December 31, 2021

Item 1. Business, page 8

1.
Please tell us if your mineral property summary disclosure includes all properties as required by Item 1303 (a)(1) of Regulation S-K.  For example the table on page 8 lists eighteen active mines, however your disclosure on page 56 states that you have twenty active mines.

Response:

In preparing its summary disclosure, the Company considered Item 1303 (b)(2)(iii) and determined that disclosure for two of its mining properties was not considered material to an investor’s understanding of the Company’s properties and mining operations in the aggregate.  The two properties were not considered material based on facts and circumstances.  For example, each property represented less than 5% of tons sold, carrying value and coal margin.  In addition, one of the properties, which produces thermal coal, was no longer part of the Company’s strategic plans and was forecasted to mine out within one year.  The second property also had a relatively short remaining life.  For these reasons, from a cost benefit analysis perspective, the Company also did not engage a qualified person or produce a Technical Report Summary with respect to either property.  As such, no further mineral reserve or resource information would have been reported.

Item 2. Properties, page 51

2.
We note that the coal reserves and resources disclosed in your annual filing for the Kingston and Marfork complexes are different than the coal reserves and resources numbers in your technical reports. For example, the Kingston coal reserve is 32,489,000 tons and the coal resource is 21,254,000 tons in your 10-K filing compared to the coal reserve of 60,740,000 tons and the coal resource of 28,337,000 tons in your technical summary filed as Exhibit 96.3. Additionally the Marfork coal reserve is 145,741,000 tons and the coal resource is 128,786,000 tons in your 10-K filing compared to the coal reserve of 117,491,000 tons and the coal resource of 121,702,000 tons in your technical report summary filed as Exhibit 96.4. Please advise.

Response:

For 2021, the Company’s Exhibits 96.3 and 96.4 were prepared on an internal operational management structure basis.  As a result, the reports were labeled “Mid-West Virginia Surface” and “Mid-West Virginia Underground”, respectively. However, for Form 10-K disclosure purposes, the Company disclosed its mining properties on a mining complex basis.  As described in Section 1.1 of Exhibit 96.3, the “Mid-West Virginia Surface” Technical Report Summary covered both the property comprising the Company’s Kingston Mining Complex as well as its Workman Creek Surface Mine.  While the Workman Creek Surface Mine is overseen by the Company’s “Mid-West Virginia Surface” management team, the property is part of the Company’s Marfork Mining Complex.  As a result, the Company presented the Workman Creek Surface coal reserves (28,250,000 tons) and resources (7,083,000 tons) on a combined basis along with the “Mid-West Virginia Underground” coal reserves and resources, as they together comprise the Company’s Marfork Mining Complex.

Further, to eliminate potential confusion, in future filings the Company plans to align the composition of its Technical Report Summaries with its Mining Complex based 10-K disclosures.

3.	Please revise to include the information required under Item 1305 of Regulation S-K regarding internal controls used in your exploration and mineral resource and reserve estimation efforts.

Response:

Item 1305 of Regulation S-K requires the Company to describe its internal controls with respect to its exploration and mineral resource and reserve estimation efforts, including quality control and quality assurance programs, verification of analytical procedures and a discussion of comprehensive risk inherent in the estimation.  In this regard, the Company notes the following:

2

•	Within Item 2. Properties, under the caption “Coal Reserves and Resources”, the Company disclosed:
o
The Company’s coal reserve and resource estimates were prepared by an independent professional mine engineering and geological consulting firm who was considered a Qualified Person and that Technical Report Summaries (“TRS”) prepared by the Qualified Person for each of our material mining properties were filed as Exhibits to the Form 10-K and were incorporated by reference.

o	Coal reserve and resource estimates are based on drilling data as well as geologic, engineering, and economic assumptions.
o
The Company’s land, engineering, and operational support personnel ensure the integrity and accuracy of the data used as well as the reasonableness of the assumptions used by reviewing the estimates and reports of the qualified person and ensuring they were prepared in accordance with applicable rules and regulations and that assumptions used were supportable based on historical results and current and future mine plans and reflect known facts and circumstances through the reporting date.

o	Estimating coal reserves and resources requires economic analysis and that the pricing utilized in coal reserve determination was based on forecasted pricing from pricing services.
o	Coal reserve and resource amounts represent estimates and further information regarding the risks involved in such estimates is contained within Item 1A. Risk Factors.
o	Given coal seams in the United States have been mined for many years and are well established, the Company does not conduct material exploration activity.
•
Within Item 1A. Risk Factors, under the caption “Estimates of our economically recoverable coal reserves and coal resources involve uncertainties, and any inaccuracies in our estimates could result in lower than expected revenues, higher than expected costs, decreased profitability and asset impairments”, the Company disclosed that:

o
Estimates as to the quantity and quality of coal depend upon a variety of factors and assumptions, many of which involve uncertainties and factors beyond the Company’s control (e.g., changes in geological and mining conditions, changes with respect to the availability of mining permits, regulations, and taxes by governmental agencies, changes in coal pricing, and changes in mining technology)

•
Within the TRS filed as Exhibits 96.1, 96.2, 96.3, 96.4, & 96.5, detailed information is disclosed related to the mineral reserve and resource estimation process as well as its inherent risks and certain control related procedures.  For example, with respect to its disclosed mining properties, the Company verifies control areas based on review of underlying deed and lease records (as described in Sections 3.5 of the related TRS).  In addition, with respect to core hole drilling data and laboratory testing, the Company’s core hole drilling samples are tagged and logged (as described in Sections 8.1 of the related TRS) and laboratory testing is conducted in accordance with procedures defined under American Society for Testing and Material (“ASTM”) (as described in Sections 8.2 of the related TRS).

3

Although the Company’s believes its disclosures (described above) were responsive to the requirements of Item 1305, after reviewing other coal mining company disclosures and to better align and highlight its control related disclosures, the Company plans to include the following additional disclosure within Item 2. Properties in future filings:

Internal Controls Disclosure

The preparation of coal reserve and resource estimates is conducted in accordance with the Company’s prescribed internal control procedures, which are designed to ensure the reliability of such estimates.  On an annual basis, Company personnel meet with the independent Qualified Person to provide updates to the data and assumptions to be used in performing the reserve and resource estimates.  Company personnel review the work of the Qualified Person to ensure such work is prepared in accordance with applicable rules and regulations and that the data and assumptions used are supportable based on historical results and current and future mine plans and reflect known facts and circumstances through the reporting date.  For example, the Company’s land personnel verify the property maps and control areas used by the Qualified Person based on review of underlying deed and lease records.  The Company’s engineering personnel ensure estimates are based on current mine plans, incorporate the most recent drilling and lab data, properly reflect changes in permitting status, consider known encumbrances, and are consistent with operating knowledge and expectations in terms of mining methods, recovery rates, minimum seam heights or maximum strip ratios, and saleable qualities.  The Company’s operations support personnel endeavor to ensure that estimates are prepared in accordance with applicable rules and regulations, that rationale for changes in estimates from prior years are reasonable and supportable, and that cashflows projections are based on reasonable and supportable assumptions with respect to forecasted production rates, coal pricing, and operating and capital costs.

The Company’s drilling, sample preparation and laboratory analysis are conducted in accordance with internal policies and procedures.  For example, core drilling is conducted by reputable third-party drillers and core samples are tagged.  Laboratory testing is performed by American National Standards Institute (“ANSI”) certified laboratories and samples are analyzed in accordance with procedures defined under American Society for Testing and Materials (“ASTM”) standards.  Core drilling and laboratory testing results are logged into a database with restricted access. In addition, the Company’s Qualified Person performs independent data verification procedures to ensure data is of sufficient quantity and reliability to reasonably support the coal reserve and resource estimates.

Coal reserve and resource amounts are estimates and as estimates have inherent risks due to data accuracy, uncertainty from geologic interpretation, mine plan assumptions, uncontrolled property rights and permit availability, uncertainty with respect to future market supply and demand, and changes in laws and regulations. The Company’s current coal reserves and resource estimates are based on the best information available and are subject to re-assessment when conditions change.  Also refer to Item 1A. Risk Factors for further discussion of risks associated with the estimates of the Company’s reserves and resources.

4

Exhibit Index
Exhibit No. 96.1, 96.2, 96.3, 96.4, & 96.5, page 144

4.	Please address the following with respect to your technical reports:

•	Include the information required under Item 601 (b)(96)(iii)(B)(3)(iii) of Regulation S-K regarding your title, claim, mineral lease, or option agreements.

Response:

The Company’s TRS provide general title and lease information within Sections 3.2 “Title, Claims or Leases” and related production royalty payment information within Sections 19.1 “Economic Evaluation”. However, the Company is currently in the process of updating each of its TRS for calendar year 2022.  The updated TRS from our qualified party will be filed as exhibits to our Form 10-K for the year ended December 31, 2022.  Within such reports, the Company plans to enhance its disclosure within Sections 3.2 “Title, Claims or Leases” by providing a Table 3.2 “Mineral Control” which will contain more detailed information.  We have provided below drafts of the proposed additional tables for each TRS based on information as of December 31, 2021. Note that the number of leases listed below with respect to each property does not match the number of leases disclosed in Section 3.2 of each TRS because the TRS considered various lease amendments as separate leases and/or consolidated various separate leases by seam control.  As mentioned earlier, to eliminate potential confusion, in future filings the Company plans to align the composition of its TRS with its Mining Complex based 10-K disclosures.

5

Table 3.2 Mineral Control (Aracoma Complex)

Reference File Number	Document Type	Expiration Date (1)	On-going Minimum Royalty (2)	On-going Production Royalty (3)
AD 1	Deed	N/A	No	No
AD 2	Deed	N/A	No	No
AD 3	Deed	N/A	No	No
AD 4	Deed	N/A	No	No
AD 5	Deed	N/A	No	No
AL 1	Lease	2/14/2025	Yes	Yes
AL 2	Lease	2/14/2025	Yes	Yes
AL 3	Lease	6/30/2024	Yes	Yes
AL 4	Lease	7/17/2034	Yes	Yes
AL 5	Lease	8/1/2026	Yes	Yes
AL 6	Lease	12/31/2026	Yes	Yes
AL 7	Lease	5/26/2028	Yes	Yes
AL 8	Lease	5/26/2028	Yes	Yes
AL 9	Lease	9/30/2024	Yes	Yes
AL 10	Lease	9/30/2024	Yes	Yes

(1) For leases with expiration dates, the Company has options to renew or expects to renew until all mineable and merchantable coal is exhausted.
(2) Minimum royalty payments are generally recoupable against future production royalties.
(3) Royalty rates range from 5% to 8% of gross selling price.

Table 3.2 Mineral Control (Kepler Complex)

Reference File Number	Document Type	Expiration Date (1)	On-going Minimum Royalty (2)	On-going Production Royalty (3)
KD 1	Deed	N/A	N/A	N/A
KL 1	Lease	9/27/2024	Yes	Yes
KL 2	Lease	Exhaustion	Yes	Yes
KL 3	Lease	1/27/2040	Yes	Yes
KL 4	Lease	5/5/2024	Yes	Yes
KL 5	Lease	4/30/2026	Yes	Yes
KL 6	Lease	2/28/2023	Yes	Yes
KL 7	Lease	4/15/2022	Yes	Yes
KL 8	Lease	7/31/2050	Yes	Yes
KL 9	Lease	1/1/2022	Yes	Yes

(1) For leases with expiration dates, the Company has options to renew or expects to renew until all mineable and merchantable coal is exhausted.
(2) Minimum royalty payments are generally recoupable against future production royalties.
(3) Royalty rates range from 4% to 7% of gross selling price.

6

Table 3.2 Mineral Control (Mid-West Virginia Surface)

Reference File Number	Document Type	Expiration Date (1)	On-going Minimum Royalty (2)	On-going Production Royalty (3)
MD 3	Deed	N/A	N/A	N/A
MD 4	Deed	N/A	N/A	N/A
MD 5	Deed	N/A	N/A	N/A
ML 01	Lease	1/1/2027	Yes	Yes
ML 01b	Lease	6/15/2024	Yes	Yes
ML 02	Lease	1/1/2027	Yes	Yes
ML 04	Lease	12/31/2025	Yes	Yes
ML 04b	Lease	2/19/2024	Yes	Yes
ML 07	Lease	12/31/2024	Yes	Yes
ML 10	Lease	Exhaustion	Yes	Yes
ML 11	Lease	1/18/2025	Yes	Yes
ML 12a	Lease	Exhaustion	Yes	Yes
ML 13	Lease	1/3/2023	Yes	Yes
ML 14	Lease	1/26/2023	Yes	Yes
ML 14c	Lease	11/29/2025	No	Yes
ML 15	Lease	8/31/2023	Yes	Yes
ML 16	Lease	5/26/2027	Yes	Yes
ML 17	Lease	12/31/2026	Yes	Yes
ML 18	Lease	8/31/2023	Yes	Yes
ML 19	Lease	8/31/2023	Yes	Yes
ML 20	Lease	12/31/2023	Yes	Yes
ML 21	Lease	4/30/2023	Yes	Yes
ML 22a	Lease	8/31/2023	No	Yes
ML 22b	Lease	8/31/2023	Yes	Yes
ML 23	Lease	5/31/2026	Yes	Yes
ML 24	Lease	5/31/2026	Yes	Yes
ML 25	Lease	12/6/2023	Yes	Yes
ML 26	Lease	10/28/2023	Yes	Yes
ML 27a	Lease	10/25/2030	Yes	Yes
ML 27b	Lease	3/10/2025	Yes	Yes
ML 28	Lease	12/6/2023	Yes	Yes
ML 29	Lease	12/31/2024	Yes	Yes
ML 30	Lease	6/14/2025	Yes	Yes
ML 31	Lease	12/31/2023	Yes	Yes
ML 32	Lease	2/11/2023	Yes	Yes
ML 35	Lease	3/9/2025	Yes	Yes

(1) For leases with expiration dates, the Company has options to renew or expects to renew until all mineable and merchantable coal is exhausted.
(2) Minimum royalty payments are generally recoupable against future production royalties.
(3) Royalty rates range from 3% to 10% of gross selling price.

7

Table 3.2 Mineral Control (Mid-West Virginia Underground)

Reference File Number	Document Type	Expiration Date (1)	On-going Minimum Royalty (2)	On-going Production Royalty (3)
MD 1	Deed	N/A	N/A	N/A
MD 2	Deed	N/A	N/A	N/A
MD 3	Deed	N/A	N/A	N/A
MD 4	Deed	N/A	N/A	N/A
MD 5	Deed	N/A	N/A	N/A
ML 01	Lease	1/1/2027	Yes	Yes
ML 01b	Lease	6/15/2024	Yes	Yes
ML 02	Lease	1/1/2027	Yes	Yes
ML 03	Lease	12/31/2023	Yes	Yes
ML 04	Lease	12/31/2025	Yes	Yes
ML 04b	Lease	2/19/2024	Yes	Yes
ML 05	Lease	7/31/2023	Yes	Yes
ML 05b	Lease	12/31/2022	Yes	Yes
ML 06	Lease	5/9/2024	Yes	Yes
ML 07	Lease	12/31/2024	Yes	Yes
ML 08	Lease	12/31/2022	Yes	Yes
ML 09	Lease	12/31/2026	Yes	Yes
ML 10	Lease	Exhaustion	Yes	Yes
ML 11	Lease	1/18/2025	Yes	Yes
ML 12a	Lease	Exhaustion	Yes	Yes
ML 13	Lease	1/3/2023	Yes	Yes
ML 14	Lease	1/26/2023	Yes	Yes
ML 14c	Lease	11/29/2025	No	Yes
ML 15	Lease	8/31/2023	Yes	Yes
ML 16	Lease	5/26/2027	Yes	Yes
ML 17	Lease	12/31/2026	Yes	Yes
ML 18	Lease	8/31/2023	Yes	Yes
ML 19	Lease	8/31/2023	Yes	Yes
ML 20	Lease	12/31/2023	Yes	Yes
ML 21	Lease	4/30/2023	Yes	Yes
ML 22a	Lease	8/31/2023	No	Yes
ML 22b	Lease	8/31/2023	Yes	Yes
ML 23	Lease	5/31/2026	Yes	Yes
ML 24	Lease	5/31/2026	Yes	Yes
ML 25	Lease	12/6/2023	Yes	Yes
ML 26	Lease	10/28/2023	Yes	Yes
ML 27a	Lease	10/25/2030	Yes	Yes
ML 27b	Lease	3/10/2025	Yes	Yes
ML 28	Lease	12/6/2023	Yes	Yes
ML 29	Lease	12/31/2024	Yes	Yes
ML 30	Lease	6/14/2025	Yes	Yes
ML 31	Lease	12/31/2023	Yes	Yes
ML 32	Lease	2/11/2023	Yes	Yes
ML 33	Lease	12/31/2026	Yes	Yes
ML 34	Lease	12/31/2024	Yes	Yes
ML 35	Lease	3/9/2025	Yes	Yes
ML 36	Lease	12/31/2024	Yes	Yes

(1) For leases with expiration dates, the Company has options to renew or expects to renew until all mineable and merchantable coal is exhausted.
(2) Minimum royalty payments are generally recoupable against future production royalties.
(3) Royalty rates range from 3% to 10% of gross selling price.

8

Table 3.2 Mineral Control (Virginia Complex)

Reference File Number	Document Type	Expiration Date (1)	On-going Minimum Royalty (2)	On-going Production Royalty (3)
VD 1	Deed	N/A	N/A	N/A
VD 2	Deed	N/A	N/A	N/A
VD 3	Deed	N/A	N/A	N/A
VD 4	Deed	N/A	N/A	N/A
VL 1	Lease	9/30/2023	No	Yes
VL 2	Lease	3/31/2023	Yes	Yes
VL 3	Lease	3/22/2022	No	Yes
VL 4	Lease	Exhaustion	No	Yes
VL 5	Lease	4/7/2023	Yes	Yes
VL 6	Lease	6/23/2023	Yes	Yes
VL 7	Lease	3/27/2027	Yes	Yes
VL 8	Lease	7/22/2023	No	Yes
VL 9	Lease	6/26/2023	No	Yes
VL 10	Lease	7/23/2023	No	Yes
VL 11	Lease	1/7/2023	No	Yes
VL 12	Lease	Exhaustion	No	Yes
VL 13	Lease	6/30/2023	No	Yes
VL 14	Lease	6/21/2027	No	Yes
VL 15	Lease	3/11/2023	Yes	Yes
VL 16	Lease	4/10/2023	No	Yes
VL 17	Lease	3/26/2028	No	Yes
VL 18	Lease	12/31/2023	No	Yes
VL 19	Lease	5/22/2027	No	Yes
VL 20	Lease	9/6/2023	No	Yes
VL 21	Lease	3/1/2022	Yes	Yes
VL 22	Lease	8/30/2023	Yes	Yes

(1) For leases with expiration dates, the Company has options to renew or expects to renew until all mineable and merchantable coal is exhausted.
(2) Minimum royalty payments are generally recoupable against future production royalties.
(3) Royalty rates range from 3% to 9% of gross selling price.

•
In certain instances it appears that mineral resources inclusive of reserves have been added to mineral resources that are exclusive of reserves.  For example, Table 11-4 of Exhibit 96.3 includes a “Grand Total” measured resource of 105,204,000 tons that is the sum of 102,715,000 tons of measured resources that are inclusive of reserves and 2,489,000 tons of mineral resources that are exclusive of reserves.  Generally, mineral resources that are exclusive of reserves are a subset of mineral resources that are inclusive of reserves and are not additive. Please advise.

9

Response:

In the Company’s TRS, the terms “Inclusive of Reserve” and “Exclusive of Reserve” were meant to distinguish between the portion of coal resources that were ultimately converted to and reported as coal reserves (“Inclusive of Reserve”) and the portion of coal resources that were not converted to reserves and were reported separately in the Form 10-K as coal resources (“Exclusive of Reserve”).  This breakdown of our total coal resources was necessary to facilitate the separate reporting of coal resources exclusive of reserves as required under Item 1303 (b)(3)(ii).  The “Grand Total” in Table 11-4 of Exhibit 96.3 therefore is not duplicative but represents the total amount of coal resources.  To enhance clarity, in future filings the Company will utilize the terms “Converted to Reserve” and “Not Converted to Reserve”.

•
Please revise the “Reliance on Information by the Registrant” section of your technical reports to only include categories of information under Item 1302 (f)(1) of Regulation S-K.  Other information that has been included in this section should be removed so that the information is consistent with the disclosure specified under Item 1302 (f)(2) of Regulation S-K.

Response:

The Company is currently in process of updating each of its TRS for calendar year 2022.  The updated TRS from our qualified party will be filed as exhibits to the Company’s Form 10-K for the year ended December 31, 2022.  Within such reports, the Company plans to revise and replace Section 25 “Reliance on Information by the Registrant” with the following:

25. Reliance on Information Provided by Registrant

A summary of the information relied upon by MM&A for the purposes of this TRS is provided in Table 25-1.

Table 25-1: Information from Registrant Relied Upon by MM&A
Category	Information Provided by Alpha	Report Section
Marketing	Long-term price forecasts used in financial projections	16.2
Legal	Mineral control and surface control rights as shown on maps	3.2,3.3
Environmental	Permit and bonding information	17.3

10

If you have any questions with respect to this response or require additional information, please do not hesitate to contact me at 423-573-0366.

Very truly yours,
/s/ J. Todd Munsey
J. Todd Munsey
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Via E-mail:
cc:	Roger L. Nicholson, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, Alpha Metallurgical Resources, Inc.

Phyllis Deiso, RSM USA LLP

11